Exhibit 99.1
FOR IMMEDIATE RELEASE
MPEL Announces
Date of 2008 Third Quarter Earnings Release and
Conference Call with Investors
New York, November 7, 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) announces that the Company will file its third quarter results for 2008 on Form 6-K with the U.S. Securities and Exchange Commission on Thursday, November 13, 2008 to be followed by a conference call on the same day at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong Time) to discuss the Company’s quarterly financial results for the three months ended September 30, 2008.
To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.800.573.4752
US Toll Number (for international callers):	1.617.224.4324
Hong Kong Direct Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.
A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until November 20, 2008. To listen to the replay, please use the dial-in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number (for international callers):	1.617.801.6888
Passcode:	82042926
About Melco Crown Entertainment Limited
MPEL, a NASDAQ listed company, is a developer, owner and through its sub-concession holding company an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also co-Chairman and a Director of MPEL.
Contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com